novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

03045376

SUPPL

DEC 31 2003
WASH., D.C.

2003-12-19

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b). Press releases nos. 31,32 and 33 of December 2003.

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Yours sincerely

Novozymes A/S

Ella Begtrup
Ella Begtrup
Investor Relations
+45 44 42 23 79
+45 44 42 10 02 fax

dlw 1/6

novozymes®

Stock exchange announcement

December 8, 2003

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement (no. 14, 2003)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	December 4, 2003	908	DKK 201,122	130,411	DKK 28,951,242

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
Internet:
www.novozymes.com
CVR number:

Stock exchange announcement

December 18, 2003

DEC 31 2003

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement (no. 15, 2003)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	December 17, 2003	3,000	DKK 642,000	133,511	DKK 28,237,576

Contact persons

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:

Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

December 19, 2003

DEC 31 2003

Novozymes A/S

Holding of Novozymes shares by insiders

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

	Holding of shares Nos. As per Sept. 25, 2003	Holding of shares Nos. As per Dec. 19, 2003	Market value of the total shareholding DKK As per Dec. 19, 2003
Board of Directors	15,735	15,735	3,320,085
Management	86,372	85,464	18,032,904
All insiders, Total	132,658	133,511	28,170,821

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and microorganisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com

Novozymes A/S
Stakeholder Communications
2003-41551-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27